

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 20, 2011

Patricia G. Skarpa
President, CEO and Principal Executive Officer
Exclusive Building Services, Inc.
914 Park Knoll Lane
Katy, Texas 77450

> **Re: Exclusive Building Services, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-1**
> **Filed March 24, 2011**
> **File No. 333-170393**

Dear Ms. Skarpa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated March 23, 2011 and the revised disclosure on page 4. In revising to demonstrate that you are not a blank check company, please also address how Ms. Skarpa's current work as a sub-contractor with PE Group is part of your business plan. Please balance your disclosure of "continuous operation for 13 years" and "greater revenue" by clarifying that revenues during that period were nominal, if true, and discuss your observations and rationale for the belief that your public status will help you attract more customers. If no reasonable basis exists for your belief, please limit the use of such speculative disclosure.

2.   Please revise to clarify whether a license or liability insurance is required by you or your officer in order to provide your cleaning services. If so, discuss such requirements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

                                                Sincerely,

                                                Duc Dang
                                                Senior Counsel

cc: Gary B. Wolff *(via facsimile)*